Mail Stop 3561
                                                               May
17, 2005

Laurence Stephenson, President
Armitage Mining Corp.
#520 - 470 Granville Street
Vancouver,  B.C. Canada  V6C 1V5

RE:  Armitage Mining Corp. ("the company")
        File No. 0-51246
        Registration Statement on Form 10-SB
        Filed April 14, 2005

Dear Mr. Stephenson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Include the Commission file number on the front cover of all future amendments to this registration statement and on subsequent Exchange Act periodic reports.






Part I.

Description of Business

Properties and Mining Claims

2. Please state the amount paid in US dollars here and elsewhere throughout the filing. The amounts expressed in Canadian dollars can be retained with the added figures expressed in US currency.

3. Please disclose the expiration date of the claim.

4. Please clarify who owns/holds the title to the claim.

Wanapitei River (South) Property

5. Referring to the statement "[T]his region is believed to have the potential to host economical...", please provide the basis to support this or delete it.

6. Please explain "Nipissing diabase CIRCA 2.2 Ga." Further in this regard, please provide a glossary of technical terms used throughout the document to enable a potential investor to understand the terminology specific to the mining industry.

Location and Access

7. Please explain "The current magnetic declination in the region is
10 (degree) 40` West and has been increasing by about 3` annually in a westerly direction." Here and elsewhere in this disclosure document, please avoid the frequent use of very technical descriptions, as this could be confusing to a potential investor who does not have a working knowledge of the mining industry.

Property Description

8. The reference to "hectares" should include the amount expressed in number of acres as well. Here and throughout the document, terms expressed in the metric system should also include the English equivalent as well.



Exploration Work

9. Please disclose the source of information for this section.

10. In the initial paragraph, please state the date of the "discovery of major copper-nickel deposits..."

Current Work

11. Please add a statement to the initial paragraph to clarify whether or not there are any arrangements, relationships or understandings between the company and those companies you have named here.

12. Please note that Phase I was to commence in April, 2005.
Please
update to disclose the current status of any work that is presently being done in Phase I.

Sudbury Structure

13. The significance to the company of the initial statement
"[A]rguably the most profound geological feature in the region..." is not understood. Please clarify the importance to the operations of the company or delete it.

Property Geology and Mineralization

14. The significance and relevance of the information in this paragraph to the company should be made clear or it should be deleted.

Sudbury Mining Camp

15. Likewise, any information provided should make clear how this directly relates to the company or it should be deleted. In this regard, we note your reference to the 15 mines in operation in the Sudbury area in 1999 in this section as well as similar type information under "Local Mineral Occurrences". Please reconsider its relevance to the company and the company`s operations.





Employees and Employment Agreements

16. We note that you intend to use your officers and directors for "all research work on our properties." Please clarify whether or not these individuals have direct, prior experience in doing this type of work

Plan of Operation

17. You refer to a "geological report", yet in the exhibit index you refer to a "Geological Survey" as Exhibit 99. If these are one in the same, please revise to use the same name. Otherwise, please file the report as an exhibit to the registration statement as required.
18. We note that Phase II will involve "an initial examination of the underground charactistics of the structure that was identified by Phase I..." Please identify who will perform that work, to the extent known. If the company has any arrangements in this regard, please expand this section to disclose this.

Item 4.  Security Ownership of Certain Beneficial Owners...

19. Include Michael Mulberry and Patricia Wilson in the table, regardless of the number of shares beneficially owned. See Item
403(b) of Regulation S-B.

Item 5.  Directors, Executive Officers, Promoters...

20. Please state the number of hours each of the named individuals has spent, and/or plans to spend on company business and delete
"...intends to devote his time as required to the business of the Company."

21. Further in this regard, if any of the named individuals work in other business interests that may have a potential conflict of interest, this should be disclosed here and a risk factor added to address this consideration.

Background of Officers and Directors

22. For several companies that are identified here, they are identified as "publicly listed" . Please clarify the exchange the companies are listed on.

23. Also, please indicate whether any of the companies named are SEC reporting companies.

Part II

Item 1.  Market Price of and Dividends...

24. Please clarify in the first paragraph that no actual trades have occurred to date, if true as it appears from the Pink Sheets.


Item 4.  Recent Sales of Unregistered Securities

25. Regarding the September, 2004 offering of 700,000 shares, please state the price per share paid by the 26 shareholders.

Financial Statements

Financial statements and the related accountant`s report

26. It appears to us that the company is in exploration stage as defined in Securities Act Industry Guide 7, paragraph (a)(4)(i) and
should comply with SFAS 7.   Please revise to present the
financial
statements in accordance with SFAS 7, paragraph 11, disclose in head notes and notes to the financial statement that the company is in the exploration stage and include a description of the nature of the exploration stage activities in which the enterprise is engaged. Please ensure that the interim financial statements include cumulative period from inception to the date of the interim balance sheet. Please direct your independent accountant to revise their audit report accordingly.

Notes to Financial Statements
Note 1 - Nature of Operations, page 24
27. Please disclose the company`s fiscal year-end.

Interim statement of operations, page 28

28. Please delete the interim statement of operations for the three months ended March 31, 2005. Registration statements require interim financial statements for the year to date periods only, in this case, the six months ended March 31, 2005. Please revise.

General

29. Please note the updating requirements for the financial statements as set forth in Item 310 (g) of Regulation S-B. In addition, your Form 10-SB goes effective by lapse of time within 60 days of the date filed pursuant to Exchange Act Section 12(g)(1). As a result, your periodic reporting obligations commence upon your filing on Form 10-SB becoming effective.


Part III.

Signatures

30. The individual operating in the capacity of principal accounting officer or controller should be so designated. Please note for the amendment to be filed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

 As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 if you have any questions regarding the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 with any other questions.






Sincerely,



                                                             John
Reynolds, Assistant Director

Office
of Emerging Growth Companies









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